Results Q2 2019 MorphoSys AG August 7, 2019 Exhibit 99.1

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab (MOR208), and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of tafasitamab (MOR208), interaction with regulators, including the potential approval of MorphoSys’s current or future drug candidates, including discussions with the FDA regarding the potential approval to market tafasitamab (MOR208), and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding its 2019 results of operations may be incorrect, MorphoSys’s expectations regarding its development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for tafasitamab (MOR208) and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicine Agency (EMA) or any other regulatory authority (except for guselkumab/Tremfya®). This presentation includes forward-looking statements. © MorphoSys AG, Q2 2019 - August 7, 2019

© MorphoSys AG, Q2 2019 - August 7, 2019 Agenda Financials Q2 2019 & Guidance 2019 2. Q&A Session 3. Operational Review Q2 2019 & Outlook 2019 1. Dr. Simon Moroney, Chief Executive Officer Jens Holstein, Chief Financial Officer Dr. Simon Moroney, Chief Executive Officer Jens Holstein, Chief Financial Officer Dr. Malte Peters, Chief Development Officer

* incl. Technology Development; EMA - European Medicines Agency © MorphoSys AG, Q2 2019 - August 7, 2019 Q2 Key Take-aways Q2 2019 Highlights Dr. Jean-Paul Kress appointed as new CEO, effective September 1, 2019 Intent to submit an Marketing Authorization Application to EMA based on L-MIND Otilimab: Start of phase 3 development program in rheumatoid arthritis, triggering €22m milestone payment Agreement with Vivoryon Therapeutics on small molecule inhibitors of CD47-SIRP alpha signaling in immuno-oncology Tafasitamab (MOR208): Primary L-MIND analysis data reported; Disclosure of biomarker for B-MIND trial MOR202: Autoimmune indication selected, study in membranous nephropathy anticipated to start Q4 2019 Tremfya: Positive phase 3 topline data in psoriatic arthritis Guidance update on July 3, 2019 based on otilimab milestone payment by GSK In € million Reported Q1-Q2 2019 Guidance 2019 (As of July 3, 2019) 48.2 65 to 72 45.1 95 to 105 -29.3 -105 to -115 409.2 Group Revenues Proprietary R&D Expenses* EBIT Cash Position Financial Results

Operational Review Q2 2019 and Outlook 2019 © MorphoSys AG, Q2 2019 - August 7, 2019

New CEO joins MorphoSys, effective on September 1, 2019 © MorphoSys AG, Q2 2019 - August 7, 2019 Dr. Jean-Paul Kress Over 20 years in the pharmaceutical and biotechnology industry Strong track record of commercial and operational leadership in North America and Europe Prior senior management roles include Syntimmune: Chief Executive Officer Biogen: Executive Vice President and Head of Global Therapeutic Operations Sanofi: Senior Vice President, Head of North America at Sanofi Genzyme Sanofi Pasteur MSD: President, CEO Gilead: General Manager, France, and member of the operating committee Eli Lilly and Abbvie: Product management M.D. degree from Faculté Necker-Enfants Malades (Paris)

FDA - Food and Drug Administration; EMA - European Medicines Agency; NK cells – natural killer cells; ORR – objective response rate; CR – complete response rate; mPFS – median progression free survival; mDoR – median duration of response; mOS – median overall survival Antibody developed for application in hematological cancers The product candidate ENFORCER™ antibody targeting CD19 Development in hematological malignancies Current clinical development L-MIND (phase 2) in r/r DLBCL Tafasitamab + lenalidomide (for submission to U.S. FDA and EMA) B-MIND (phase 3) in r/r DLBCL Tafasitamab + bendamustine vs. rituximab + bendamustine COSMOS (phase 2) in r/r SLL/CLL Tafasitamab + idelalisib or venetoclax Q2 news flow L-MIND complete primary analysis data presented at ICML, Lugano ORR 60%; CR 43%; mPFS 12.1 months; mDoR 21.7 months; mOS NR EU regulatory pathway: Intention to submit MAA to EMA based on L-MIND B-MIND trial: Biomarker disclosed as low baseline NK cell count © MorphoSys AG, Q2 2019 - August 7, 2019 Tafasitamab: Proprietary Antibody Against CD19 ENFORCER™ Enhanced Format for Cancer Eradication Fc-engineered intended to result in: Increased recruitment of effector cells Enhanced elimination of cancer cells

MOR106: Proprietary Antibody Against IL-17C

Targeting inflammatory skin diseases – current focus on atopic dermatitis

The product candidate

- Antibody against IL-17C
- Development in atopic dermatitis

Current clinical development

- Phase 2 study GECKO Subcutaneous, combination with topical steroids
- Phase 2 study IGUANA Intravenous, testing for safety and efficacy
- Phase 1 study Bridging study for subcutaneous formulation

Q2 news flow

- Start of GECKO study, designed as IND opener with the FDA



Financials and deal terms*

- Co-developed with Galapagos
- Worldwide, exclusive partnership with Novartis
  - Up-front: €95m
  - Milestones: up to €850m
  - Royalties: tiered, low teens to low twenties
- Novartis carries all R&D, manufacturing & commercial costs

* All payments shared with Galapagos 50/50; IND – Investigational New Drug

© MorphoSys AG, Q2 2019 - August 7, 2019 8

Otilimab (MOR103): Proprietary Antibody Against GM-CSF

Targeting a key pathway in rheumatoid arthritis

The product candidate

- Antibody against GM-CSF
- Development in rheumatoid arthritis

Current clinical development

- Phase 3 clinical development program (ContRAst) with three pivotal studies and a long-term extension study
- Otilimab compared against approved drugs (JAK inhibitor / anti-IL6 antibody)
- GSK plans to enroll 3500-4100 patients

Q2 news flow

- Start of phase 3 development program in rheumatoid arthritis in July
- Milestone payment of €22m to MorphoSys
- Primary completion date expected in 2021



Financials and deal terms

- HuCAL antibody fully out-licensed to GSK in 2013
  - Upfront: €22.5m
  - Milestones: up to €423m
  - Royalties: Tiered, double-digit
- GSK responsible for the development & commercialization of the compound

© MorphoSys AG, Q2 2019 - August 7, 2019 9

Opportunity in oncology & autoimmune diseases The product candidate Antibody against CD38 Development in multiple myeloma and autoimmune diseases Current clinical development I-Mab: Chinese region Pivotal phase 3 study: MOR202 + LEN in r/r 2L multiple myeloma Pivotal phase 2 study: MOR202 in r/r 3L multiple myeloma Q2 news flow I-Mab: Start of phase 3 study in Taiwan I-Mab: Milestone payment of $3m to MorphoSys MorphoSys: Clinical trial in a chronic inflammatory autoimmune disease (anti-PLA2R antibody positive membranous nephropathy, aMN) © MorphoSys AG, Q2 2019 - August 7, 2019 MOR202: Proprietary Antibody Against CD38 Financials and deal terms I-Mab has exclusive development and commercialization rights in China, Taiwan, Hong Kong and Macao Up-front: $20m Milestones: Up to $100m Royalties: Tiered, double digit

„Don‘t eat me“ signal - targeting CD47–SIRP alpha in immuno-oncology The product candidates Small molecule inhibitors of CD47-SIRP alpha signaling QPCTL enzyme as target for inhibitors CD47–SIRP alpha inhibition prevents tumor cells to evade immune system Innovative approach in cancer immunotherapy with differentiation potential Synergy with tafasitamab to be tested Lead drug candidate PQ912: Phase 2a safety data available to potentially accelerate development Q2 news flow Exclusive option to license Vivoryon Therapeutics’ family of inhibitors © MorphoSys AG, Q2 2019 - August 7, 2019 MorphoSys and Vivoryon Therapeutics Agreement Financials and deal terms Exclusive license option for MorphoSys obtained July 2019 MorphoSys to invest up to €15m in a minority stake in Vivoryon Therapeutics Vivoryon Therapeutics entitled to royalties and milestones upon exercise of license option

1) U.S., EU, Canada, Brazil, Australia, Japan 2) Japan Broad development in immune-mediated diseases The drug Antibody against IL-23 Generated using MorphoSys’s HuCAL technology News flow Q2 2019 Phase 3 studies in psoriatic arthritis met primary endpoint 2019/2020 catalysts Tiered royalty stream (guidance of €23 to 30m for 2019) Broad clinical development Partnered Discovery Programs - Tremfya® (Guselkumab) © MorphoSys AG, Q2 2019 - August 7, 2019 Phase 1 Phase 2 Phase 3 Approved/ Launched Familial adenomatous polyposis Crohn’s disease Hidradenitis suppurativa Ulcerative colitis Plaque psoriasis Pustular/erythrodermic psoriasis Psoriatic arthritis Psoriasis1) Psoriatic arthritis2) Palmoplantar pustulosis2) Q1 Q1 Q2 Q3 Q4 2018 2019 US-$ Q2

Tafasitamab © MorphoSys AG, Q2 2019 - August 7, 2019 Proprietary Portfolio Outlook: News Flow 2019/2020 Program Expected News Flow Tafasitamab (MOR208) L-MIND (DLBCL) Data from virtual lenalidomide-only comparator arm in December Planned BLA submission by end of 2019; review expected mid-2020 B-MIND (DLBCL) Pre-planned, event-driven interim analysis expected in Q4 2019 1st line DLBCL Initiate phase 1b trial in Q4 2019 Start of pivotal phase 2/3 mid-2020 COSMOS (CLL): Data to be presented at medical conference end of 2019

Proprietary Portfolio Outlook: News Flow 2019/2020

MOR106 / MOR202 / PQ912

Program	Expected News Flow
MOR106 (Novartis/ Galapagos[1])	■ IGUANA: Primary completion in H1 2020 ■ GECKO: Primary completion in mid-2020 ■ Phase 1 bridging study: Primary completion in H2 2020 ■ Start of Japanese ethno-bridging study in H2 2019
MOR202 (I-Mab Biopharma[2])	■ I-Mab: Start of additional studies in multiple myeloma ■ I-Mab: Start of clinical development in systemic lupus erythematosus ■ MorphoSys: Start of phase 1/2 clinical trial in anti-PLA2R antibody positive membranous nephropathy in Q4 2019
Vivoryon (PQ912)	MorphoSys to conduct preclinical validation experiments in combination with tafasitamab

1) Fully out-licensed 2) For development in China, Hong Kong, Taiwan, Macao

© MorphoSys AG, Q2 2019 - August 7, 2019 14

Partnered Pipeline: Expected Development

Clinical Phase 2 and 3 Read-outs Potentially due until end of 2019[1)]

Phase 2	
Anetumab ravtansine (BAY94-9343; Mesothelin) Cancer	**BAY1093884** Hemophilia A or B
Ianalumab (VAY736; BAFF-R) Pemphigus vulgaris	**Setrusumab (BSP804; Sclerostin)** Osteogenesis imperfecta (Type I, III, IV)
Utomilumab (PF-05082566; 4-1BB) Cancer	**Xentuzumab (BI-836845; IGF-1)** Prostate cancer (+ enzalutamide)

Phase 3
Guselkumab (IL-23p19) Psoriatic arthritis
Guselkumab (IL-23p19) Psoriatic arthritis (Discover-1)

1) According to clinicaltrials.gov as of July, 2019; anticipated primary completion dates through 2019, actual events could differ

© MorphoSys AG, Q2 2019 - August 7, 2019 15

Financials Q2 & Q1-Q2 2019 Guidance 2019 © MorphoSys AG, Q2 2019 - August 7, 2019

Rounding differences may occur © MorphoSys AG, Q2 2019 - August 7, 2019 Q2 2019: Consolidated Statement of Profit or Loss (IFRS) In € million Q2 2019 Q2 2018 Change Revenues 34.7 8.1 >100% Operating Expenses Cost of Sales (4.9) 0.0 n/a Research and Development (24.7) (25.8) 4% Selling (3.2) (1.5) >(100%) General and Administrative (7.5) (5.5) (36%) Total Operating Expenses (40.3) (32.7) (23%) Other Income / Expenses (0.1) 0.5 >(100%) Earnings before Interest and Taxes (EBIT) (5.7) (24.1) 76% Finance Income 0.1 0.2 (50%) Finance Expenses (0.4) (0.2) (100%) Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets 0.3 (0.6) >100% Income Tax Benefit (Expenses) (0.1) 1.3 >(100%) Consolidated Net Profit / (Loss) (5.9) (23.5) 75% Earnings per share, basic and diluted (in EUR) (0.19) (0.76) 75%

Rounding differences may occur © MorphoSys AG, Q2 2019 - August 7, 2019 Segment Reporting Q2 2019 Proprietary Development Partnered Discovery In € million In € million Revenues OpEx EBIT Revenues OpEx EBIT 2018 2019

Rounding differences may occur © MorphoSys AG, Q2 2019 - August 7, 2019 Consolidated Balance Sheet (IFRS) June 30, 2019 In € million June 30, 2019 Dec 31, 2018 Assets Current Assets Cash and Cash Equivalents 54.7 45.5 Financial Assets at Fair Value trough Profit or Loss 50.9 44.6 Other Financial Assets at Amortized Cost 233.8 268.9 Other Current Assets 54.6 29.9 Total Current Assets 394.0 388.9 Non-current Assets Other Financial Assets at Amortized Cost, Net of current portion 69.7 95.7 Other Non-current Assets 93.1 54.1 Total Non-current Assets 162.8 149.9 Total Assets 556.8 538.8 Liabilities & Stockholders’ Equity Total Current Liabilities 51.7 45.9 Total Non-current Liabilities 42.0 4.5 Total Stockholders’ Equity 463.0 488.4 Total Liabilities & Stockholders’ Equity 556.8 538.8

Rounding differences may occur © MorphoSys AG, Q2 2019 - August 7, 2019 Half Year 2019 Key Financials (Q1-Q2 2019) In € million Q1-Q2 2019 Q1-Q2 2018 Change Revenues 48.2 10.9 >100% Cost of Sales (9.9) 0 n/a Research and Development Expenses (49.3) (43.0) (15%) Selling (4.9) (2.3) >(100%) General and Administrative Expenses (13.4) (9.3) (44%) Total Operating Expenses (77.5) (54.6) (42%) EBIT (29.3) (43.2) 32% Consolidated Net Loss (28.5) (43.0) 34% Earnings per Share, basic and diluted (in EUR) (0.90) (1.38) 35%

1) Guidance update in connection with milestone payment of €22m from GSK after start of phase 3 clinical development program with otilimab (MOR103/GSK3196165) in rheumatoid arthritis. 2) Revenues are expected to include royalty income from Tremfya® ranging from €23-30m on constant USD currency. © MorphoSys AG, Q2 2019 - August 7, 2019 Financial Guidance 2019 In € million Reported FY 2018 Reported Q1-Q2 2019 Guidance 20191) (As of July 3, 2019) 76.4 48.2 65 to 722) 98.3 45.1 95 to 105 -59.1 -29.3 -105 to -115 Group Revenues Proprietary R&D Expenses (incl. Technology Development) EBIT Total ordinary shares issued as of June 30, 2019: 31,839,572 Germany, Frankfurt Stock Exchange: MOR U.S., NASDAQ Global Market: MOR Cash Position June 30, 2019: €409.2 m

Q&A © MorphoSys AG, Q2 2019 - August 7, 2019

Corporate Communications & IR Phone   +49 (0)89 / 899 27-404 Fax   +49 (0)89 / 899 27-5404 Email   investors@morphosys.com